Exhibit 99.1

 PIONEERING MEAT 2 . 0 TM   TM   Investor Presentation   june 2022

 This presentation and oral statements made regarding the subject of this presentation contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. Such statements include, without limitation, references to the MeaTech 3D Ltd.’s (the “Company’s”) predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations. In some cases, you can identify forward-looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements may not materialize, in whole or in part, or may materialize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.   This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by us.Other factors that could materially affect actual results or levels of activity, performance or achievement can be found in the Company's Annual Report on Form 20-F for the period ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the "SEC") on March 24, 2022, including under the caption "Risk Factors," and the Company's other current reports filed with the SEC. If any of these risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results or levels of activity, performance or achievement may vary significantly from what we projected.   DISCLAIMERS

 Our Leadership Team  ARIK KAUFMAN   Co-Founder & CEO   Arik Kaufman has founded various Nasdaq and TASE traded food-tech firms. He is a founding partner of the BlueSoundWaves collective led by Ashton Kutcher, Guy Oseary and Effie Epstein. Mr. Kaufman has extensive experience in food-tech and biotech law, commercial negotiations, M&A transactions, and licensing agreements.    YARON KAISERCo-Founder & Chairman  Yaron Kaiser has founded various Nasdaq and TASE traded deep-tech firms and serves as an executive board member for numerus food-tech companies. He is a founding partner of the BlueSoundWaves collective led by Ashton Kutcher, Guy Oseary and Effie Epstein. Mr. Kaiser has wide experience in commercial and corporate law, IPOs, M&A, and corporate governance.  GUY HEFER  CFO   Guy Hefer has vast international business experience and a successful track record of transaction generation and execution. Mr. Hefer was CFO of a tech-focused holding company and an investment banker at Bank Leumi and Barclays Corporate and Investment Bank in Israel and the UK. Guy holds a BA in accounting and economics from Tel Aviv University.  DAN KOZLOVSKI   CTO   Dan Kozlovski specializes in R&D and product development and is an expert in 3D CAD. Mr. Kozlovski has more than 10 years’ experience working in high-tech companies in the printing market, such as HP-Indigo and Nano Dimension. He holds a BSc degree in mechanical engineering and an executive MBA in management technology, innovation and entrepreneurship.

MeaTech™

MEATECH HIGHLIGHTS

June 2022: $52.4M RAISED, 65+ EMPLOYEES, 15 PATENT APPLICATIONS (one granted)

Company Timeline

2019
- Initiated activities

2020
- Listed on the Tel Aviv stock exchange (TASE)
- Produced stem cells and differentiated them into bovine muscle and fat cells
- Printed thin tissue structure and cultured fat inks

2021
- Acquired Peace of Meat
- Initial listing on Nasdaq and delisted from TASE
- Initiated porcine cell R&D
- Partnered with Ashton Kutcher-led collective
- Breakthrough 3.67 oz (100 gram)
bio-printed cultured steak

2022
- Reported promising results with muscle stem cell differentiation into muscle fibers that better resemble whole cuts of meat
- Expanded into the US
- Construction expected to commence on our pilot plant in Belgium
- Held first tasting event for MITC anchor investors

Group Structure and Main Activities


MeaTech 3D Ltd.
(NASDAQ: MITC)
Bovine & Porcine meat
100%
MeaTech MT
3D Bio Engineering
100%
MeaTech Europe
EU Marketing
100%
MeaTech US
US marketing
100%(1)
Peace of Meat BV.
Avian meat

Notes: [1] 94.35% held by MeaTech Europe and 5.65% by MeaTech 3D.

 Alternative Protein   Market Overview

 COMPLEXITY  ORGANOLEPTIC PROPERTIES   Plant-based alternative meat   Cultivated hybrid meat1  TODAY  NASCENT   Cultivated whole-cut premium meat  BLEEDING EDGE   EVOLVING ALT-MEAT LANDSCAPE  Thin tissue of premium cultivated meat  Note: 1 We define this category as hybrid food with up to 50% of cultivated meat ingredients.

 First stop: COMBINING Both Worlds   CULTURED and PLANT-BASED: HYBRID MEATS

 MEATECH’S GO TO MARKET STRATEGY: STARTING WITH HYBRID PRODUCTS   Making strategic acquisitions in the cultivated meat sector, including our acquisition of Belgium-based ‘Peace of Meat’ in Q1 2021.  Focusing on improving the taste, texture and nutritional value of plant-based and cell-based proteins.   We believe adding 10-25% of cultured fat or other cultured biomass to a plant-based protein has the potential to result in meatier aromas, flavors, and mouthfeel.  Planning to begin construction of a pilot plant in 2022 to facilitate engagements with prospective strategic partners. Production at the pilot plant is expected to begin in 2023.  MeaTech’s, Peace of Meat's public tasting of hybrid products.

 Printing real meat

 Our commitment   To Sustainable Development Goals  We have identified areas where MeaTech has the most potential to contribute to the achievement of the UN Sustainable Development Goals and have aligned our business strategy to promote long-term sustainability.   Similarly, as a United Nations Global Compact corporate participant, we update the UN annually on our progress in implementing the UN’s universal principles on human rights, labor, environment and anti-corruption.

 THE IMPACT OF CULTIVATED MEAT   ENVIRONMENTAL IMPACT*  POTENTIAL ADVANTAGES FOR THE MEAT INDUSTRYTHROUGH THE ALIGNMENT WITH ESG CRITERIA IN A CIRCULAR ECONOMY  Up to 78% less freshwater use  Up to 95% less land use  Up to 93% less air pollution  SOCIAL IMPACT  Controlled, sterile production environment designed to ensure safe, high-quality meat   Strengthening local economies through localized production and distribution  Improving animal welfare with slaughter-free meat production  Source: New studies further the case for cultivated meat over conventional meat in the race to net-zero emissions, Good Food Institute  * Reflects estimated environmental impact as compared against conventional beef harvesting by a third-party policy institute. The study assumed cultivated meat production was powered by renewable sources of energy.

 Meatech   Strategy & Business Model

MeaTech™

OUR PLANNED GO TO MARKET MODEL


Cultivated meat biomass
B2B
Final product elaboration
Unstructured cultivated meat products
Structured cultivated meat products
B2C / B2B

CULTIVATED BIOMASS PRODUCTION

Producing cells at scale to make fat and protein biomass for use in end products

Selling MeaTech's ingredients as B2B products

FINAL PRODUCT MANUFACTURING

Using cell-based ingredients for **unstructured products** (e.g., powders, pastes, stock cubes, meatballs, burgers, sausages, etc.)

3D printing and other scaffolding technologies to produce advanced **structured products**. (Steaks, carpaccio, pralines etc.)

DISTRIBUTION & SALES

Selling MeaTech's final products as B2C or B2B products

 Company  Value (USD)  Total Funding Amount (USD)  3D Printing  Non-GMO  Cell Lines  Structured meat  Ground Products  Chicken  Beef  Pork  Fish  MeaTech 3D Ltd.  Public  54.3 M  52.4 M  Eat Just- Good Meat  1B  267 M  Upside Food  1B   606 M  Mosa Meat  300-500M  96 M  Blue Nalu  300-500M  84.8 M  Future Meat Technologies  900M  387.8 M  Aleph Farms  300-500M  131.4 M  Meatable  300-500M  173 M  SuperMeat   300-500M  76 M  Source: Public information, news, company estimate.* The companies listed above represent those that management views as our key competitors.  Competitive Landscape*

 Technology Overview

MeaTech™

MEET OUR R&D TEAM LEADERS



Itamar Atzmony
VP Engineering



Timofey Shmal
3D Printing Expert



Tal Kalkstein
Software Manager



Matan Livne
FPGA Embedded Developer



Shahar Zukran
Mechanical Engineer



Moshe Manor
Electrical & Software Engineer



Dr. Orit Goldman
VP Biology



Dr. Nadav Noor
Tissue Engineering & Bio-Printing Expert



Nelly Komarovsky Gulman
Mass Production Manager



Dr. Yoni Moskovitz
Cellular Engineering Manager



Dana Hillel
Food Science Expert



Daria Petrov
Cell Isolation & Characterization Manager

 HIGH THROUGHPUT 3D TISSUE ENGINEERING  3D PRINTING AND INCUBATION   Scaffold materials  Bio-ink formulations  Software development  Note: These images are computer generated and represent future expectations.  MEATECH’S CORE R&D Technology  MULTI-SPECIES CELL-BASED MANUFACTURING  WITH BIOREACTOR SYSTEMS & PROCESSES  Technologies for using chicken, cow and pig stem cellsto produce muscle tissue and fat tissue fibers

 CELL COLLECTION  CELL GROWTH  Upon reaching sufficient cell quantities, stem cells are differentiated into fat and muscle cells.  GROUND PRODUCTS  Cell lines are developed to reliably express certain characteristics.  Stem cells are transferred to bioreactors for exponential growth under ideal conditions.  Unstructured cell-based products (beef, chicken or pork): fat, ground, hybrid or formed.  FAT  MUSCLE  MEATECH’S CELL-BASED PROCESS VISION   PRODUCING CULTURED FAT AND MUSCLE CELLS  CELL DIFFERENTIATION

 MEATECH'S CULTURED STEAK VISION   A FLEXIBLE MANUFACTURING PROCESS FOR 3D-PRINTED TISSUE  BIO-INKS  3D BIOPRINTING  INCUBATION  STRUCTURED MEAT  Bio-inks formulated from our cell lines and unique scaffolding materials are loaded into our 3D bioprinter.  Bio-inks are accurately printed and cells are assembled as they would be found in conventional muscle.  Printed product is incubated to mature and form tissue.  Produced in fraction of time required to achieve same cut via conventional means.  FAT  MUSCLE

MeaTech™


United States Patent

MEATECH'S IP

15 PATENT APPLICATIONS SUBMITTED, 1 GRANTED, 6 TRADE SECRETS IDENTIFIED AND PRESERVED

- Cultivated Edible Meat Fabrication Using Bioprinting
- Physical Manipulation of Cultivated Tissue
- Growth Support For Cell Culture
- Harvesting Bovine Embryonic Inner Cell Mass
- Bioprinter Printhead Design
- Bovine Umbilical Cord Stem Cells As Feeder Layer
- 3D Printing High Resolution Support Structures
- Muscle Stem-Cell Fusing Process

THANK YOU!  WWW.MEATECH3D.COM  No Animals Were Harmed  in the Making of This Slide deck

 Appendices

 Appendix - Balance Sheet  ($, millions)  31-03-2022  31-12-2021  Current Assets  16.9  22.1   Non-Current Assets  23.2   18.5   Total Assets  40.1   40.7   Current Liabilities  3.9  2.8   Non-Current Liabilities  3.6   0.2   Total Liabilities  7.5   3.0   Total Equity  32.6   37.6   Total Liabilities And Equity  40.1   40.7   SOLID BALANCE SHEET, WITH $15.3M IN CASH, NO BANK DEBT AND STRONG IP R&D ASSETS